

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 9, 2009

Roy A. Guthrie
Executive Vice President and Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

> **Re: Discover Financial Services**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 27, 2009**
> **File No. 001-33378**

Dear Mr. Guthrie:

We have reviewed your response letter dated October 7, 2009 and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A, filed February 27, 2009

Compensation Discussion & Analysis

General

1.   We note that grants of restricted stock units were made under the Discover Financial Services 2007 Omnibus Incentive Plan for performance in fiscal 2008. Please advise the staff, and revise future filings to explain, how the compensation committee determined the specific amounts of RSUs awarded in the relevant period. For example, discuss what elements of performance were achieved that led to the specific amounts awarded. We note the general disclosure that the committee focuses on financial performance, performance priorities and relative performance in making compensation decisions for the named executive officers. Refer to Item 402(b)(1)(v) of Regulation S-K.

Roy A. Guthrie
Discover Financial Services
October 9, 2009
Page 2

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  Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

  Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any questions.

         Sincerely,

         Christian Windsor
         Special Counsel